Exhibit 99.2

THE REAL BROKERAGE INC.

THE REAL BROKERAGE INC.

Symbol: REAX | The Real Estate Experience Company

1

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(Expressed in thousands of U.S. dollars)

UNAUDITED

	Unaudited	Audited
	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,006	$10,846
Restricted cash	16,333	7,481
Investments in financial assets	14,028	7,892
Trade receivables	2,539	1,547
Other receivables	75	74
Prepaid expenses and deposits	1,325	529
TOTAL CURRENT ASSETS	53,306	28,369
NON-CURRENT ASSETS
Intangible assets	3,118	3,708
Goodwill	10,174	10,262
Property and equipment	1,561	1,350
Right-of-use assets	-	73
TOTAL NON-CURRENT ASSETS	14,853	15,393
TOTAL ASSETS	68,159	43,762

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	653	474
Accrued liabilities	23,934	11,866
Customer deposits	16,333	7,481
Other payables	2,072	1,188
Lease liabilities	-	96
TOTAL CURRENT LIABILITIES	42,992	21,105
NON-CURRENT LIABILITIES
Warrants outstanding	246	242
TOTAL NON-CURRENT LIABILITIES	246	242
TOTAL LIABILITIES	43,238	21,347

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	59,400	63,204
Stock-based compensation reserves	32,661	25,083
Deficit	(66,241)	(50,704)
Other reserves	(245)	(469)
Treasury stock, at cost	(925)	(14,962)
EQUITY ATTRIBUTABLE TO OWNERS	24,650	22,152
Non-controlling interests	271	263
TOTAL EQUITY	24,921	22,415
TOTAL LIABILITIES AND EQUITY	68,159	43,762

The accompanying notes form an integral part of the consolidated financial statements.

2

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues	$214,640	$111,633	$507,817	$285,638
Commissions and other agent-related costs	195,865	103,057	460,475	261,908
Gross Profit	18,775	8,576	47,342	23,730

General and administrative expenses	9,234	5,544	27,526	17,034
Marketing expenses	11,577	6,197	29,527	15,613
Research and development expenses	1,931	1,146	5,034	3,865
Operating Loss	(3,967)	(4,311)	(14,745)	(12,782)

Other income	38	231	106	667
Listing expenses	-	(135)	-	(135)
Finance expenses, net	(10)	(954)	(587)	(1,326)
Net Loss	(3,939)	(5,169)	(15,226)	(13,576)
Net income attributable to noncontrolling interests	85	78	311	192
Net Loss Attributable to the Owners of the Company	(4,024)	(5,247)	(15,537)	(13,768)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	79	(142)	214	(535)
Foreign currency translation adjustment	(52)	(51)	10	343
Total Comprehensive Loss Attributable to Owners of the Company	(3,997)	(5,440)	(15,313)	(13,960)
Total Comprehensive Income Attributable to NCI	85	78	311	192
Total Comprehensive Loss	(3,912)	(5,362)	(15,002)	(13,768)
Loss per share
Basic and diluted loss per share	(0.02)	(0.03)	(0.09)	(0.08)
Weighted-average shares, basic and diluted	180,611	179,466	180,158	179,320

The accompanying notes form an integral part of the consolidated financial statements.

3

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)

UNAUDITED

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Non-Controlling Interests	Total Equity
Balance at, January 1, 2023	63,204	25,083	290	(759)	(50,704)	(14,962)	263	22,415
Total loss and income	-	-	-	-	(15,537)	-	311	(15,226)
Total other comprehensive loss	-	-	10	214	-	-	-	224
Member draws	-	-	-	-	-	-	(303)	(303)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(1,761)	-	(1,761)
Release of treasury shares	(15,798)	-	-	-	-	15,798	-	-
Issuance of Restricted Share Units	11,121	(11,121)	-	-	-	-	-	-
Exercise of stock options	873	(281)	-	-	-	-	-	592
Equity-settled share-based payment	-	18,980	-	-	-	-	-	18,980
Balance at, September 30, 2023	59,400	32,661	300	(545)	(66,241)	(925)	271	24,921

Balance at, January 1, 2022	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004
Total loss and income	-	-	-	-	(13,768)	-	192	(13,576)
Total other comprehensive loss	-	-	343	(535)	-	-	-	(192)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(6,911)	-	(6,911)
Release of treasury shares	(3,816)	-	-	-	-	3,816	-	-
Issuance of Restricted Share Units	3,662	(3,662)	-	-	-	-	-	-
Adjustment arising from change in non-controlling interest	-	-	-	-	-	-	21	21
Exercise of stock options	73	-	-	-	-	-	-	73
Equity-settled share-based payment	-	6,982	-	-	-	-	-	6,982
Balance at, September 30, 2022	63,316	10,045	348	(887)	(43,895)	(15,739)	213	13,401

The accompanying notes form an integral part of the consolidated financial statements.

4

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

OPERATING ACTIVITIES
Net loss	$(3,939)	$(5,169)	$(15,226)	$(13,576)
Adjustments for:
Depreciation	277	87	830	225
Equity-settled share-based payment	7,144	1,113	18,980	2,324
Finance costs	(143)	28	156	237
Loss/(gain) on short term investments	-	11	-	(125)
Stock compensation payable (RSU)	-	1,603	-	5,645
Changes in operating asset and liabilities:
Trade receivables	(614)	(543)	(992)	(529)
Other receivables	(23)	(8)	(1)	(51)
Prepaid expenses and deposits	(266)	517	(796)	(334)
Accounts payable	(493)	690	179	1,255
Accrued liabilities	2,654	1,278	12,068	6,233
Customer deposits	(13,247)	(4,512)	8,852	6,769
Other payables	718	1,017	1,684	1,488
NET CASH PROVIDED BY OPERATING ACTIVITIES	(7,932)	(3,888)	25,734	9,570

INVESTING ACTIVITIES
Purchase of property and equipment	(197)	(302)	(448)	(927)
Acquisition of subsidiaries	-	-	-	(7,445)
Investment deposits in debt instruments held at FVTOCI	(3,037)	(5,420)	(6,766)	(1,431)
Investment withdrawals in debt instruments held at FVTOCI	-	-	845	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(3,234)	(5,722)	(6,369)	(9,803)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(350)	(1,219)	(1,761)	(6,911)
Proceeds from exercise of stock options	380	26	592	73
Payment of lease liabilities	-	(23)	(96)	(68)
Payment of contingent consideration	-	-	(800)	-
Cash disbursements for non-controlling interest	(303)	(24)	(303)	(67)
NET CASH USED IN FINANCING ACTIVITIES	(273)	(1,240)	(2,368)	(6,973)

Net change in cash, cash equivalents and restricted cash	(11,439)	(10,850)	16,997	(7,206)
Cash, cash equivalents and restricted cash, beginning of period	46,745	32,771	18,327	29,129
Fluctuations in foreign currency	33	22	15	20
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$35,339	$21,943	$35,339	$21,943

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Share-based compensation as part of Expetitle acquisition	-	-	-	4,325

5

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

1. General Information

The Real Brokerage Inc. (“Real” or the “Company”) is a technology-powered real estate brokerage firm, licensed in 49 U.S. states, the District of Columbia, and 4 provinces in Canada. Real offers agents a mobile focused tech-platform to run their business.

The consolidated operations of Real include the wholly-owned subsidiaries of Real, including those wholly-owned subsidiaries involved in the brokerage, title and mortgage broker operations. The Company also has investments in joint ventures which are accounted for using the equity method.

On May 17, 2021, the TSX Venture Exchange (the “TSXV”) accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the nine-month period ended September 30, 2023, the Company repurchased 1.2 million Common Shares in the amount of $1.8 million.

On July 26, 2022, the Company’s Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”.

On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Company’s Board of Directors and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the “NASDAQ under the symbol “REAX”.

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

A. Basis of preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the period ended December 31, 2022. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on November 8, 2023.

All dollar amounts are in U.S. dollars unless otherwise stated.

6

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

B. Significant judgments, estimates and assumptions

The preparation of Real’s unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported. In the process of applying Real’s accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed on the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

3. EXPETITLE ACQUISITION

On January 20, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. (“Expetitle”) pursuant to a stock purchase agreement (the “Expetitle Transaction”). Expetitle had developed technology that simplifies the paper-intensive and time-intensive title and eEscrow processes, reducing errors and saving time. As part of the Expetitle Transaction, the Company also acquired 51% ownership of five subsidiaries of Expetitle. The noncontrolling ownership interest in these five subsidiaries of Expetitle recognized at the acquisition date was measured by reference to the fair value of the non-controlling interest and amounted to $21 thousand. The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was comprised of cash consideration of $7.4 million payable at the closing of the Expetitle Transaction and contingent consideration of $600 thousand in cash subject to escrow, that would be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain in their current position with the Company for at least twelve (12) months after the closing of the Expetitle Transaction and (ii) Expetitle will become licenced to operate in at least fifteen states, including the then current states of operation, Florida, Georgia, and Texas. In addition, certain Expetitle employees were entitled to a cash payment of $200 thousand subject to the same terms as set out for the contingent consideration. The contingent terms were met and the $800 thousand that was in escrow was released on January 23, 2023.

As part of the Expetitle Transaction, Real granted an aggregate of 700 thousand incentive stock options (“Options”) and an aggregate of 1.1 million RSUs to shareholders and members of the Expetitle team. The fair value of those Options was $4.8 million from which $4.3 million was determined to be part of the consideration and $451 thousand that was recorded immediately to the statement of loss and comprehensive loss as post transaction employee compensation which vests immediately. The Options are exercisable for a period of 3 years at $3.60 per Common Share. In addition, and as part of the transaction, the Company provided cash payments to the Expetitle employees in the aggregate amount of $168 thousand.

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $3.4 million as the fair value of the Company’s developed technology and $8.4 million as the residual goodwill. Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising from this acquisition is expected to be deductible for tax purposes.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the Expetitle Transaction (in thousands):

Balance at January 21, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash	80
Other Current Assets	42
In Trust Cash	960
Goodwill	8,393
Intangible Assets	3,364
Accounts Payables and Accrued Liabilities	(103)
Held in Trust Funds	(960)
Other Payables	(19)
Net Assets Acquired	11,757

Cash Flow
Total Consideration	(11,757)
Acquired Cash	80
Equity-settled share-based payment	4,325
Cash from Investing Activities	(7,352)

7

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

4. REdline real estate group acquisition

On November 3, 2022, the Company acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. (“Redline BC”) pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. (“Redline Realty”). The acquisition, which includes Redline’s real estate license to operate in British Columbia, fueled the Company’s expansion into Canada’s third largest province. The transaction was settled in nominal cash consideration for an aggregate purchase price of one Canadian dollar. The Company has determined that the Redline Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination.

The following table summarizes the fair value of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date (in thousands):

Balance at November 3, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash & Cash in Trust	30
Amount Held in Trust	(30)
Net Assets Acquired	-
Consideration	-

5. LEMONBREW LENDING ACQUISITION

On December 9, 2022, pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending Corp. (“LemonBrew Lending”) and LemonBrew Technologies Corp. (“LemonBrew Technologies”), the Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the seller for an aggregate purchase price of $1.25 million (the “LemonBrew Transaction”). The purchase price was satisfied by (i) cash in the amount of $800 thousand and (ii) the issuance of 351,837 Common Shares (the “Consideration Shares”) at a deemed issued price of $1.279 per share. The issued price of the Consideration Shares is equal to the product of $450,000 divided by the 5-day volume weighted average trading price of the Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

In connection with the closing of the LemonBrew Transaction, the Company entered into agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employment Agreements provide for performance-based milestone payments of $2.5 million payable over 36 months following the closing of the LemonBrew Transaction, of which $2 million will be payable in cash and $500 thousand will be payable in RSUs of the Company. The performance-based milestones are:

●	LemonBrew achieving at least $500 thousand in EBITDA for the first 12-month period following closing, $1 million in EBITDA for the second 12-month period following closing, and $2 million in EBITDA for the third 12-month period following closing; and

●	Certain employees remaining in their roles to be established with Real during the transaction

These performance-based payments are considered separate from the aggregate purchase price. Management believes it is a highly unlikely that the performance-based milestones will be achieved and has not recognized any expenses related to the performance-based milestone payment.

The Company has determined that the LemonBrew Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination. The measurement period ends as soon as the company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the LemonBrew Transaction (in thousands). The following amounts are provisional and will be adjusted during the measurement period, and additional assets or liabilities may be recognized to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date:

Balance at December 9, 2022
Recognized amounts of assets acquired and liabilities assumed
Current Assets	27
Other Assets	119
Goodwill	1,179
Accounts Payables and Accrued Liabilities	(11)
Other Payables	(64)
Net Assets Acquired	1,250

Consideration
Cash	800
Common shares issued	450
Total Consideration	1,250

Cash Flow
Total Consideration	(1,250)
Equity-settled share-based payment	450
Cash From Investing Activities	(800)

8

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

6. Revenue

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines as well as timing of revenue recognition.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Main revenue streams
Commissions	210,239	110,259	497,282	281,764
Title	964	484	2,510	1,392
Mortgage Income	357	-	851	-
Fee Income	1,445	620	3,797	1,705
Other	1,635	270	3,377	777
Total Revenue	214,640	111,633	507,817	285,638

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	214,640	111,633	507,817	285,638
Revenue from Contracts with Customers	214,640	111,633	507,817	285,638

7. Expenses By Nature

In the following table, cost of sales represents real estate commission paid to Company’s agents as well as to outside brokerages in Canada and Title Fee Expenses (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Commissions and other agent-related costs	195,865	103,057	460,475	261,908

Operating Expenses
General and Administrative Expenses	9,234	5,544	27,526	17,034
Salaries and Benefits	4,740	3,072	13,907	7,893
Stock Based Compensation	203	184	2,290	2,236
Administrative Expenses	1,227	421	2,817	1,243
Professional Fees	2,179	1,409	5,794	4,380
Depreciation Expense	277	87	830	225
Other General and Administrative Expenses	608	371	1,888	1,057
Marketing Expenses	11,577	6,197	29,527	15,613
Salaries and Benefits	230	84	540	367
Stock Based Compensation for Employees	13	12	35	(4)
Stock Based Compensation for Agents	2,769	1,776	5,950	2,905
Revenue Share	7,946	3,876	21,064	10,955
Other Marketing and Advertising Cost	619	449	1,938	1,390
Research and Development Expenses	1,931	1,146	5,034	3,865
Salaries and Benefits	1,131	426	2,537	1,552
Stock Based Compensation	69	85	193	151
Other Research and Development	731	635	2,304	2,162
Total Cost of Sales and Operating Expenses	218,607	115,944	522,562	298,420

Finance Expenses

The following table summarizes details behind Finance costs (in thousands) as reported in the unaudited interim condensed consolidated Statement of Income (Loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
Description	2023	2022	2023	2022
Unrealized Losses (Gains)	(78)	(14)	4	(399)
Realized Losses (Gains)	14	48	99	101
Bank Fees	153	126	431	289
Finance Costs	(80)	(6)	53	536
Remeasurement of contingent consideration	-	800	-	800
Total Finance Expenses	10	954	587	1,326

9

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

8. Loss Per Share

Basic and Diluted loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Issued Common Shares at the beginning of the period	180,350	178,330	179,922	170,483
Effect of Warrant Exercise	-	678	-	8,525
Effect of Treasury Issuance	-	-	12
Effect of Share Options Exercise	261	458	224	312
Weighted-average numbers of Common Shares	180,611	179,466	180,158	179,320

Loss per share
Basic and diluted loss per share	(0.02)	(0.03)	(0.09)	(0.08)

9. Share-Based Payment Arrangements

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted apart from the Company’s various acquisitions (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2022	22,287
On March, 2022	240	3 years quarterly vest	10 years
On May, 2022	320	3 years quarterly vest	10 years
On August, 2022	4,000	25% on first anniversary, then quarterly vesting	10 years
On August, 2022	145	3 years quarterly vest	10 years
On November, 2022	55	3 years quarterly vest	10 years
On December, 2022	10	3 years quarterly vest	10 years
Balance December 31, 2022	27,057
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	3 years quarterly vest	10 years
On August, 2023	85	3 years quarterly vest	10 years
Balance September 30, 2023	28,722

10

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula which was also used to determine the Company’s share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date were as follows:

	September 30, 2023	December 31, 2022
Share price	$1.25 to $1.67	$1.35 to $2.45
Expected volatility (weighted-average)	108.0%	108.0%
Expected life (weighted-average)	10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	3.62 – 3.73%	1.95 – 2.89%

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

C. Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	September 30, 2023		December 31, 2022
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	21,746	$0.87	20,815	$0.71
Granted	1,665	1.28	4,770	1.61
Forfeited/ Expired	(281)	1.52	(2,450)	2.35
Exercised	(811)	0.35	(1,389)	0.23
Outstanding at end of period	22,319	$0.91	21,746	$0.87
Exercisable at end of period	15,086	0.67	11,046

The Options outstanding as of September 30, 2023 had a weighted average exercise price of $0.91 (December 31, 2022: $0.87) and a weighted-average remaining contractual life of 8.8 years (December 31, 2022: 8.8 years).

D. Restricted share unit plan

Restricted share unit plan

Under the Company’s agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU entitles the holder to one Common Share or cash payment in lieu of a Common Share. The RSUs have a three-year vesting term and are subject to forfeiture in certain circumstances. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the nine-month period ended September 30, 2023 was $3.9 million, and was classified as marketing expense.

Under the Company’s agent stock purchase program, agents purchase RSUs, which vest after a year, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share or cash payment in lieu of a Common Share. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 15% of the commission withheld (the percentage was 30% prior to June 16, 2022) if an agent has not met the Cap and (ii) 30% of the commission withheld (the percentage was 50% prior to June 16, 2022) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to cost of goods sold and the Bonus RSUs are expensed to stock-based compensation expense. Both are amortized over the vesting period with a corresponding increase in stock-based compensation reserve.

Stock compensation awards granted to full time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss.

11

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share unit plan. Once fully vested, all awards are settled in stock

Restricted Share Units
Balance at, December 31, 2021	3,965
Granted	16,053
Vested and Issued	(2,504)
Forfeited	(606)
Balance at, December 31, 2022	16,908
Granted	16,298
Vested and Issued	(7,166)
Forfeited	(3,786)
Balance at, September 30, 2023	22,254

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the Consolidated Statement of Loss and Comprehensive Loss.

	For the Nine Months Ended
	September 30, 2023			September 30, 2022
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Stock Based Compensation – COGS	-	10,512	10,512	-	5,280	5,280
Marketing Expenses – Agent Stock Based Compensation	2,033	3,917	5,950	871	2,034	2,905
Marketing Expenses – FTE Stock Based Compensation	5	30	35	(9)	5	(4)
Research and Development – FTE Stock Based Compensation	68	125	193	68	83	151
General and Administrative – FTE Stock Based Compensation	1,166	1,124	2,290	1,394	842	2,236
Total Stock Based Compensation	3,272	15,708	18,980	2,324	8,244	10,568

On May 20, 2021, the Company began transacting under the NCIB to purchase up to 7.2 million of its Common Shares representing approximately 5% of the total 143 million Common Shares issued and outstanding as of April 30, 2021. On May 19, 2022, the Company announced that it renewed the NCIB. Pursuant to the renewed NCIB, Real may purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. The purpose of the purchase of Common Shares under the NCIB is to enable the Company to acquire shares to satisfy its RSU grants for shares. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to 9 million common shares of the Company, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. The NCIB shall terminate on the earlier of May 28, 2024 or the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

The Company appointed the Trustee for the purposes of arranging for the acquisition of the Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administration matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB for the purposes of the RSU Plan, the Omnibus Incentive Plan, and the A&R Plan.

10. CasH AND CASH EQUIVALENTS

In the statement of financial position, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers’ deposit liability.

12

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

11. Investments in Available for Sale Securities at Fair Value

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Consolidated Statements of Financial Positions:

Description	Estimated Fair Value December 31, 2022	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value September 30, 2023
Cash Investments	-	5,338	37	-	5,375
Fixed Income	6,997	1,372	-	210	8,579
Fixed Income – Mutual Funds	840	(845)	-	5	-
Investment Certificate	55	19	-	-	74
Total	7,892	5,884	37	215	14,028

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss). An unrealized loss exists when the current fair value of an individual security is less than the amortized cost basis.

12. Property and Equipment

Reconciliation of Carrying Amounts (in thousands)

	Computer Equipment	Software	Furniture and Equipment	Total
Cost
Balance at December 31, 2021	205	-	69	274
Additions	413	995	164	1,572
Balance at December 31, 2022	618	995	233	1,846
Additions (Adjustment)	(80)	(26)	(222)	(328)
Additions	107	341	-	448
Balance at September 30, 2023	645	1,310	11	1,966
Accumulated Depreciation
Balance at December 31, 2021	39	-	65	104
Acquired Depreciation	92	26	137	255
Depreciation	79	57	1	137
Balance at December 31, 2022	210	83	203	496
Depreciation (Adjustment)	(87)	(26)	(202)	(315)
Depreciation	94	129	1	224
Balance at September 30, 2023	217	186	2	405

Carrying Amounts
Balance at December 31, 2022	408	912	30	1,350
Balance at September 30, 2023	428	1,124	9	1,561

13

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

13. INTANGIBLE ASSETS AND GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and identifiable assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. For the year ended December 31, 2022, we performed an assessment of goodwill which did not result in an impairment charge for the year.

Reconciliation of Carrying Amounts (in thousands)

	Intangible Assets	Goodwill	Total
Cost
Balance at December 31, 2021	563	602	1,165
Additions	3,370	9,660	13,030
Balance at December 31, 2022	3,933	10,262	14,195
Additions (Adjustment)	-	(88)	(88)
Balance at September 30, 2023	3,933	10,174	14,107
Accumulated Depreciation
Balance at December 31, 2021	113	-	113
Depreciation	112	-	112
Balance at December 31, 2022	225	-	225
Depreciation	590	-	590
Balance at September 30, 2023	815	-	815

Carrying Amounts
Balance at December 31, 2022	3,708	10,262	13,970
Balance at September 30, 2023	3,118	10,174	13,292

14. Capital and Reserves

Share capital and share premium

All Common Shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares. The following table is presented in thousands:

	Share Premium		Non-controlling Interests		Non-redeemable Preference Shares
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
In issue at beginning of year	48,242	50,753	263	-	-	-
Exercise of stock options	873	663	-	-	-	-
Common shares acquired	(1,761)	(8,060)	-	-	-	-
Release of vested common shares from employee benefit trusts	11,121	4,886	-	-	-	-
Non-controlling interest	-	-	8	263	-	-
In issue at end of year – fully paid	58,475	48,242	271	263	-	-
Authorized shares	Unlimited	Unlimited	Unlimited	Unlimited	66,000	66,000

14

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

15. LIQUIDITY and capital resources

Real defines capital as its equity. It is comprised of Common Shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts by considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended September 30, 2023, and December 31, 2022.

The following table presents the Company’s liquidity (in thousands):

	For the Period Ended
	September 30, 2023	December 31, 2022
Cash	19,006	10,846
Other Receivables	75	74
Investments in Financial Assets	14,028	7,892
Total	33,109	18,812

16. Lease Liability and Right of Use Asset

The Company leased a corporate office in New York, NY under a lease agreement dated December 1, 2017, which expired on June 30, 2023. A summary of the changes in the right-of-use asset (in thousands) for the periods ended September 30, 2023, and December 31, 2022 is as follows:

Right-of-Use Asset
Cost
Balance at December 31, 2021	502
Additions	107
Balance at December 31, 2022	609
Additions (Adjustment)	(69)
Balance at September 30, 2023	540
Accumulated Depreciation	-
Balance at December 31, 2021	393
Acquired Depreciation	59
Depreciation	84
Balance at December 31, 2022	536
Depreciation (Adjustment)	(12)
Depreciation	16
Balance at September 30, 2023	540

Carrying Amounts
Balance at December 31, 2022	73
Balance at September 30, 2023	-

15

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

As of September 30, 2023, there is no lease liability remaining in respect to the corporate office in New York, NY. A summary of the changes in the lease liability (in thousands) during the period ended September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023	December 31, 2022
Maturity analysis – contractual undiscounted cash flows
Less than one year	-	96
One year to five years	-	-
More than five years	-	-
Total undiscounted lease liabilities	-	96
Lease liabilities included in the balance sheet	-	96
Current	-	96
Non-current	-	-

17. OTHER PAYABLES

The other payables primarily consist of bonus payable. The contingent consideration recognized in 2022 as part of the closing of the Expetitle Transaction was released on January 23, 2023 upon the satisfaction of the following terms and conditions: (i) the key employees from Expetitle remained at their current position with the Company for at least twelve (12) months after the closing date of the Expetitle Transaction and (ii) Expetitle became licenced to operate in at least fifteen states, including the then current states of operation, Florida, Georgia, and Texas.

	September 30, 2023	December 31, 2022
Contingent Consideration	-	600
Bonus Payables	1,610	203
Other Payables	462	385
Total Other Payables	2,072	1,188

18. Financial Instruments – Fair Value and Risk Management

Accounting classifications and fair value (in thousands)

	For the Year Ended December 31, 2022
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	7,892	-	7,892
Total Financial Assets Measured at Fair Value (FV)	-	-	-	7,892	-	7,892
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	242	242
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	242	242
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	10,846	-	10,846	-	-	-
Restricted Cash	7,481	-	7,481	-	-	-
Trade Receivables	1,547	-	1,547	-	-	-
Other Receivables	74	-	74	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	19,948	-	19,948	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	474	474	-	-	-
Accrued Liabilities	-	11,866	11,866	-	-	-
Customer Deposits	-	7,481	7,481	-	-	-
Other Payables	-	1,188	1,188	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	21,009	21,009	-	-	-

	For the Period Ended September 30, 2023
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	14,028	-	14,028
Total Financial Assets Measured at Fair Value (FV)	-	-	-	14,028	-	14,028
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	246	246
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	246	246
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	19,006	-	19,006	-	-	-
Restricted Cash	16,333	-	16,333	-	-	-
Trade Receivables	2,539	-	2,539	-	-	-
Other Receivables	75	-	75	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	37,953	-	37,953	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	653	653	-	-	-
Accrued Liabilities	-	23,934	23,934	-	-	-
Customer Deposits	-	16,333	16,333	-	-	-
Other Payables	-	2,072	2,072	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	42,992	42,992	-	-	-

16

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

A. Transfers between levels

During the periods ended September 30, 2023, and December 31, 2022, there have been no transfers between Level 1, Level 2 and Level 3.

B. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

‒	credit risk (see (ii));

‒	liquidity risk (see (iii));

‒	market risk (see (iv)); and

‒	investment risk (see (v)).

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different Cash Generating Units based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

17

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

As of September 30, 2023, the exposure to credit risk for trade receivables and contract asset (in thousands) by geographic region was as follows:

	September 30, 2023	December 31, 2022
US	2,079	1,105
Other Regions	460	442
Trade Receivables	2,539	1,547

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollars.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the U.S. dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of September 30, 2023 and December 31, 2022 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The following table is presented in thousands:

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, September 30, 2023
CAD (-5% movement)	325	(325)	437	(437)
ILS (-5% movement)	9	(9)	33	(33)
Balance at, December 31, 2022
CAD (-5% movement)	355	(355)	456	(456)
ILS (-5% movement)	2	(2)	6	(6)

Foreign Currency Risk Management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities (in thousands) at the reporting date are as follows:

	Liabilities		Assets

	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
CAD	(16,956)	(7,058)	10,114	3,474
ILS	(43)	(82)	7,596	7,724
Total Exposure	(16,999)	(7,140)	17,710	11,198

18

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023 and 2022

UNAUDITED

v. Investment risk

The Company invested funds from the Insight Partners financing transaction into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company’s investment activity is included in Note 11.

19. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters, including those that could result in material mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

20. RELATED PARTY TRANSACTIONS

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, and Chief Marketing Officer, and other members of the executive team. Executive officers participate in the A&R Plan (see Note 9.A). Directors and officers of the Company control approximately 37.47% of the voting shares of the Company. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	Period Ended
	September 30, 2023	September 30, 2022
Salaries and Benefits	1,944	1,099
Stock-Based Compensation	2,814	642
Compensation Expenses for Related Parties	4,758	1,651

21. sUBSEQUENT EVENTS

On October 23, 2023, Real announced the opening of Nebraska and as a result became operational in all 50 U.S. states.

19